FILED BY FGL HOLDINGS

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: FGL HOLDINGS

COMMISSION FILE NO. 001-37779

FGL Holdings

4th Floor

Boundary Hall, Cricket Square

Grand Cayman KY1-1102, Cayman Islands

SUPPLEMENT TO NOTICE OF VIRTUAL EXTRAORDINARY GENERAL MEETING

ADDRESS FOR MEETING:

4th Floor, Boundary Hall, Cricket Square,

Grand Cayman KY1-1102, Cayman Islands

ONLINE ATTENDANCE: https://www.cstproxy.com/fglholdings/2020

DATE & TIME	May 29, 2020 at 10:00 a.m., Eastern time.

INTERNET AND TELEPHONE ACCESS FOR VIRTUAL MEETING

Online access: https://www.cstproxy.com/fglholdings/2020

Optional telephone access (listen-only):

Within the U.S. and Canada: +1 888-965-8995 (toll-free)

Outside of the U.S. and Canada: +1 415-655-0243 (standard rates apply)

Passcode for telephone access:

91543361#

As all shareholders will no doubt be aware, due to the current COVID-19 global pandemic, there are restrictions in place in many jurisdictions relating to the ability to conduct in-person meetings.

This supplement to the Notice of Virtual Extraordinary General Meeting dated April 27, 2020 is to confirm that the meeting may be attended virtually online via the Internet and telephone details above, and that the physical location of the meeting for the purposes of the Amended and Restated Memorandum and Articles of Association of FGL Holdings is also as set out above, being: 4th Floor, Boundary Hall, Cricket Square, Grand Cayman KY1-1102, Cayman Islands.

In all other respects, the Notice of Virtual Extraordinary General Meeting remains unchanged.

Cautionary Note Regarding Forward-Looking Statements

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995: This material contains, and certain oral statements made by our representatives from time to time may contain, forward-looking statements relating to FGL Holdings (“F&G”) and FNF, including statements relating to the proposed transaction and related matters. Such statements are subject to risks and uncertainties, many of which are beyond the control of F&G and

FNF, that could cause actual results, events and developments to differ materially from those set forth in, or implied by, such statements. These statements are based on the beliefs and assumptions of the management of F&G and FNF, respectively. Forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans,” “seeks,” “estimates,” “projects,” “may,” “will,” “could,” “might,” or “continues” or similar expressions. Factors that could cause actual results, events and developments to differ include, without limitation: (1) changes in general economic, business and political conditions, including changes in the financial markets; (2) the outcome of any legal proceedings that may be instituted against F&G or FNF following the announcement of the merger agreement and the transactions contemplated therein; (3) the inability to complete the transactions contemplated by the merger agreement, including due to failure to obtain approval of the shareholders of F&G or other conditions to closing in the merger agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or could otherwise cause the transactions contemplated by the merger agreement to fail to close; (5) the risk that the transactions contemplated by the merger agreement disrupt current plans and operations of F&G or FNF as a result of the announcement thereof; (6) the ability to recognize the anticipated benefits of the transactions contemplated by the merger agreement, which may be affected by, among other things, competition, the ability of the management of F&G and FNF to grow and manage their respective businesses profitably and to retain their key employees; (7) costs related to the transactions contemplated by the merger agreement; (8) changes in applicable laws or regulations; (9) the risk that the mergers may not be treated as a single integrated transaction that qualifies as a “reorganization” under Section 368(a) of the Internal Revenue Code of 1986, as amended, in which case the transactions contemplated by the merger agreement would be treated as a taxable sale by U.S. Holders of their F&G shares in exchange for the merger consideration; (10) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S. or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the transactions contemplated by the merger agreement, cause the terms of such transactions to be modified or change the anticipated tax consequences of such transactions; (11) the possibility that F&G or FNF may be adversely affected by other economic, business, and/or competitive factors, as well as the impact on the business, operations, results of operations and trading prices of the shares of F&G and FNF arising out of the COVID-19 outbreak; (12) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; (13) the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized and (14) other risks and uncertainties identified in F&G’s and FNF’s filings with the U.S. Securities and Exchange Commission (the “SEC”). Each of F&G and FNF cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither F&G nor FNF undertakes or accepts any obligation or undertaking to release any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. The information contained in any website referenced herein is not, and shall not be deemed to be, part of or incorporated into this material.

All forward-looking statements described herein are qualified by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Neither F&G nor FNF undertakes any obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results, except as required by law.

Additional Information about the Proposed Transaction and Where to Find It

This material relates to a proposed transaction between F&G and FNF, which is the subject of a registration statement and relevant solicitation materials filed by FNF with the SEC. In connection with the proposed transaction, FNF has filed with the SEC a registration statement on Form S-4 that includes a proxy statement of F&G and a prospectus of FNF, as well as other relevant documents concerning the proposed transaction. F&G commenced mailing of the definitive proxy statement to F&G’s shareholders on April 30, 2020. This material is not a substitute for the registration statement, the definitive proxy statement and relevant solicitation materials that FNF has or may file with the SEC or any other documents which FNF may send to its or F&G’s shareholders in connection with the proposed transaction. Investors and security holders are urged to carefully and entirely read the registration statement and relevant solicitation materials and all other relevant documents, as well as any amendments or supplements to these documents, if and when they become available because they will contain important information about the proposed transaction and related matters. These documents will be available at no charge on the SEC’s website at www.sec.gov. In addition, documents will also be available for free from FNF or F&G by contacting Jamie Lillis, Managing Director, Solebury Trout, (203)-428-3223, jlillis@soleburytrout.com.

No Offer or Solicitation

This material is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About FGL Holdings

FGL Holdings-the F&G family of insurance companies-is committed to helping Americans prepare for and live comfortably in their retirement. Through its subsidiaries, F&G is a leading provider of annuity and life insurance products. FGL Holdings, domiciled in the Cayman Islands, trades on the New York Stock Exchange under the ticker symbol FG. For more information, please visit www.fglife.bm.

Contacts:

Investors:

Jon Bayer

investors@fglife.bm

410.487.8898

Media:

Renee Hamlen

media@fglife.bm

515.850.5704

Jonathan Keehner / Tim Ragones / Kate Clark

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

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